March 19, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief Tony Watson

	Re:	China Recycling Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2011 File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference on March 14, 2013, this firm is filing a final response to the SEC Comment Letters, dated December 14, 2012, January 23, 2013, February 7, 2013 and March 4, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your March 4, 2013 comment letter followed by our response.

Upon learning from you that the SEC has no further comment, the Company will promptly file Amendment No. 1 to the Company’s Form 10-K for fiscal year ended December 31, 2011 with the SEC (as attached to the Company’s Response Letter, filed February 7, 2013).

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

Note 17: Shareholders’ Equity, page 78

Comment 1. We reviewed your response to the comment in our letter dated February 7, 2013. We understand that the purchase price you agreed to pay in connection with the biomass power generation transfer agreement included RMB 80,000,000 in shares of your common stock at a price equal to the price per share of common stock sold in your first initial public offering contemplated to occur in 2010 or 2011, but in no event would the price be less than $4 per share. We also understand that at the request of Mr. Dong your board of directors approved the issuance of 2,941,176 shares of common stock at a price of $4 per share on November 22, 2011 to settle the obligation because you were unable to launch your initial public offering as originally contemplated. Please explain to us in detail why you believe the monetary value of the obligation was based solely or predominately on a fixed monetary amount known at inception. Please refer to guidance in ASC 480-10-55-1 through 2, ASC 480-10-55-22 and ASC 480-10-55-46 through 51. In your response, please:

United States Securities and Exchange Commission

March 19, 2013

•	provide us with your analysis at inception of all possible outcomes you considered in your evaluation of which component is predominate;

•	tell us the facts and circumstances that support your conclusion that settlement of the equity contract based on the initial public offering price was more likely than a settlement at the minimum issuance price considering your stock price on the date of the agreement, expected volatility of the price of your common stock and other pertinent factors; and

•	explain to us why settlement of the obligation in accordance with terms of the agreement would result in the recognition of a substantial gain if the monetary value of the obligation is based solely or predominately on a fixed monetary amount known at inception.

If you conclude that the monetary value of the equity contract was not based solely or predominately on a fixed monetary amount known at inception, the contract would not be within the scope of paragraph ASC 480-10-25-14 and would need to be evaluated under ASC 815-40. In that event, please provide us with an evaluation of the equity contract based on the guidance in ASC 815-40-15 and ASC 815-40-25.

Response:

A. Provide us with your analysis at inception of all possible outcomes you considered in your evaluation of which component is predominate.

We believe the monetary value of the obligation to issue a number of shares that varies was based solely or predominantly on a fixed monetary amount known at inception. Whether the monetary value of a financial instrument varies in response to changes in market conditions depends on the nature of the agreement, including, in part, the form of settlement. Under ASC 480-10-55-2 example (a), the monetary value of a financial instrument that embodies an obligation that requires settlement either by transfer of $100,000 in cash or by issuance of $100,000 worth of equity shares, is fixed at $100,000, even if the share price changes. Under ASC 480-10-55-2 example (b), the monetary value of a financial instrument that embodies an obligation that requires physical settlement by transfer of $100,000 in cash in exchange for the issuer’s equity shares, is fixed at $100,000, even if the fair value of the equity shares changes.

On June 29, 2010, under the Transfer Agreement, Mr. Dong transferred the Biomass Systems to Xi’an TCH, and Xi’an TCH was to pay Dong $14,705,900 (RMB 100,000,000) for the systems, including RMB 20,000,000 in cash and RMB 80,000,000 in shares of the Company’s common stock. Under similar examples from ASC 480-10-55-2 a & b monetary value of the financial obligation is fixed even if the share price or fair value of the equity shares changes; therefore, we believe the monetary value of the obligation was fixed at RMB 100 million including RMB 80 million to be paid in shares, at a price equal to the price per share of common stock sold in our first initial public offering contemplated to occur in 2010 or 2011, but in no event at a price less than $4 per share.

United States Securities and Exchange Commission

March 19, 2013

In addition, at the time the agreement was entered into, our share price was $3.63. The agreement stated that the Company would issue RMB 80 million ($11.78 million) of shares at the first price set by an IPO, but not at less than $4 per share.  Hence, if the IPO the Company did was at $5 per share, the Company would have issued 2,356,000 shares ($11.78 million/$5).  If the IPO was at $6 per share, the Company would have issued 1,963,333 shares.  If at a price of $4 or less, 2,941,176 shares would have been issued. Hence the instrument had a fixed monetary liability (RMB 80 million) for all CREG share prices. It is not likely that the instrument holder (Dong) would have agreed to the terms if he expected CREG's share price to fall significantly below $4. This fact pattern further supports the Company's belief that the monetary value of the obligation was predominantly based on a fixed monetary amount known at inception, which was $11.78 million.

B. Tell us the facts and circumstances that support your conclusion that settlement of the equity contract based on the initial public offering price was more likely than a settlement at the minimum issuance price considering your stock price on the date of the agreement, expected volatility of the price of your common stock and other pertinent factors; and

On the date of the agreement, June 29, 2010, our stock price was $3.63; the average stock price in 2010 was in the range of $3 - $5 and the Company was planning to launch an IPO at a price of $4 per share or higher. Accordingly, the parties agreed on a minimum price of $4, the expected minimum IPO price at that time, since $4.02 was the average stock price in 2010 prior to the asset transfer agreement with Mr. Dong.

C. Explain to us why settlement of the obligation in accordance with terms of the agreement would result in the recognition of a substantial gain if the monetary value of the obligation is based solely or predominately on a fixed monetary amount known at inception.

The obligation is a straight liability under 480-10-25-14 (a). The liability is to be settled by issuance of stock. The reason we issued the shares to Mr. Dong when we did rather than to roll the agreement forward was because Mr. Dong requested that he get the shares. The Company had been unable to launch the public offering as contemplated under the agreement with Mr. Dong but Mr. Dong wanted to receive the shares and offered to accept the shares in settlement of the obligation at the $4 minimum price. Under ASC 470-50-40-1, as indicated in paragraph 470-50-15-4, the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability. ASC 470-50-40-2 states a difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.

In our case, the reacquisition price is the stock price ($1.2) at settlement date (November 22, 2011) times the fixed amount of shares to be issued (2,941,176 shares, determined at $4 per share), the net carrying amount of the liability is RMB 80 million ($11.78 million), the difference of $8.3 million was recorded as gain on settlement of debt.

D. If you conclude that the monetary value of the equity contract was not based solely or predominately on a fixed monetary amount known at inception, the contract would not be within the scope of paragraph ASC 480-10-25-14 and would need to be evaluated under ASC 815-40. In that event, please provide us with an evaluation of the equity contract based on the guidance in ASC 815-40-15 and ASC 815-40-25.

United States Securities and Exchange Commission

March 19, 2013

We concluded that the monetary value of the equity contract was based solely or predominantly on a fixed monetary amount known at inception as explained above.

I will confirm with you within the next 48 hours whether our response is satisfactory, and, if so, we will file the Form 10-K/A attached to our previous responses. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.